Exhibit 99.6
EASTMAIN RESOURCES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED OCTOBER 31, 2019 (EXPRESSED IN CANADIAN DOLLARS)

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

 General

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Eastmain Resources Inc. (“Eastmain”, the “Company”, “our” or “we”) constitutes management’s review of the factors that affected the Company’s consolidated financial and operating performance for the year ended October 31, 2019. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the Company’s audited consolidated financial statements for the year ended October 31, 2019, together with the notes thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts in the consolidated financial statements and this discussion are expressed in Canadian dollars, unless otherwise stated. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at January 23, 2020, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Eastmain common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Financial Statements are available at www.sedar.com and the Company’s website www.eastmain.com.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources, exploration results, potential financial return of the Eau Claire project on the Clearwater property, the ability of the Company to continue as a going concern, and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to: actual results of current mineral exploration and development; availability of financing; changes in applicable regulations; mineral value; equity market fluctuations; and, cost and supply of materials. Other risk factors may include: general business, economic, competitive, political and social uncertainties; reliability of resource estimates; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and, the factors discussed in the section entitled “Risk Factors” of the Annual Information Form filed under the Company’s profile on www.sedar.com, as well as “Risks and Uncertainties” below. See “Cautionary Note Regarding Forward-Looking Statements” below.

This MD&A is dated January 23, 2020.

Company Overview

The Company, incorporated under the laws of Ontario, and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the exploration of metallic mineral resource properties within Canada. The Company’s primary focus is exploration for precious metals in the Eastmain/Opinaca areas of Eeyou Istchee, James Bay, Québec, a relatively under-explored region that comprises several Archean greenstone belts which are rock assemblages responsible for most of the world’s historic gold production. The James Bay region is one of North America’s newest gold districts. Here, the Company holds a 100% interest in the high-grade Eau Claire deposit and holds approximately a 36.72% interest in Éléonore South, a mineral exploration joint venture, located immediately south of Les Mines Opinaca Ltée’s, a wholly-owned subsidiary of Newmont Goldcorp Inc’s. (“Newmont”), Éléonore gold mine. The Company also holds several prospective exploration properties covering approximately 1,300 km2 of this new and prospective mining district as well as the Eastmain Mine property which is currently under option to Benz Mining (“Benz”).

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

The Company intends to focus its 2020 exploration program on its flagship Clearwater property and the Éléonore South Joint Venture. At Clearwater, efforts will be dedicated to advancing the Eau Claire deposit towards production while testing a variety of regional targets including the highly prospective targets at one or both of the Eau Claire deposit and along the Knight-Serendipity horizon. At Éléonore South, discussions are underway with the Company’s joint venture partners to determine key target areas for 2020 exploration and testing.

With respect to the Company’s Eastmain Mine property, the Company announced on August 8, 2019 that it had reached an agreement with Benz Mining Corp. to option the Eastmain Mine Project. The option agreement includes contingent cash payments of up to $2.5 million, exploration spending commitments of up to $3.0 million, milestone payments of up to $2.5 million and a 2% Net Smelter Return (“NSR”) royalty on all production after the first 250,000 ounces produced. The Option agreement is further discussed in the Corporate Highlights and Exploration and Evaluation Expenditures section of the MD&A.

Selected Annual Financial Information

	Year ended October 31, 2019 ($)	Year ended October 31, 2018 ($)	Year ended October 31, 2017 ($)
Revenues	-	-	-
Interest and other income	68,413	34,282	275,679
Net loss	(16,592,756)	(2,507,495)	(1,605,177)
Net loss per share - basic	(0.07)	(0.01)	(0.01)
Net loss per share - diluted	(0.07)	(0.01)	(0.01)

	As at October 31, 2019 ($)	As at October 31, 2018 ($)	As at October 31, 2017 ($)
Total assets	72,022,570	89,311,466	84,388,262
Total non-current financial liabilities	2,321,696	7,631,160	6,735,115
Distribution or cash dividends	nil	nil	nil

●
The net loss for the year ended October 31, 2019, consisted primarily of operating expenses of $2,715,917, non-cash impairments of $20,498,629 and an unrealized loss on marketable securities of $15,183. This was offset by interest and other income of $68,413, premium on flow-through shares of $1,259,095 and deferred income tax recovery of $5,309,465.

●
The net loss for the year ended October 31, 2018, consisted primarily of operating expenses of $3,248,700, unrealized loss on marketable securities of $147,477 and deferred income tax expense of $896,045. This was offset by interest and other income of $34,282, realized gain on marketable securities of $144,110 and premium on flow-through shares of $1,606,335.

●
The net loss for the year ended October 31, 2017, consisted primarily of operating expenses of $3,455,148, unrealized loss on marketable securities of $43,029 and deferred income tax expense of $2,920,376. This was offset by interest and other income of $275,679 and premium on flow-through shares of $4,537,697.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Corporate Highlights – Year Ended October 31, 2019

General

●
At the Clearwater property, the Company announced the discovery of a new gold mineralized zone at the Percival Prospect on November 13, 2018. The Percival discovery is located 14 km ESE of the Company’s million-ounce Eau Claire project and represented a new and distinct style of mineralization on the property. Highlight intervals include ER18-822: 1.46 g/t Au over 78.5 m (beginning at 16.5 m downhole), including 4.46 g/t Au over 8.2 m and ER18-823: 2.35 g/t Au over 87.0 m (beginning 28.0 m downhole), including 5.76 g/t Au over 6.0 m.

●
With additional drilling completed on Percival at the end of 2018, Eastmain supplemented its exploration program with geophysical surveys. These surveys included a large-scale VTEM survey over the larger KS Horizon as well as a focused, local electromagnetic (EM) survey on Percival. The results of the VTEM geophysical survey were announced on February 8th, 2019 (link here) and suggested a prospective corridor of exploration targets along the horizon. With the localized EM survey completed after the first 11 drill holes, the Company noted that the localized EM correlates well with mineralization drilled to date and were used to help drive future exploration.

●
With the benefit of the new geophysical work, the Company mobilized in early February to commence a follow-up 5,500 metre drill program on the KS Horizon. Initial assay results from this program were released on February 25th, 2019 (link here) and included ER19-832: 1.86 g/t Au over 52.7 m (beginning 25 m downhole), including 4.89 g/t Au over 11.0 m and ER19-833: 1.84 g/t Au over 22.2 m (beginning 86 m downhole), including 13.4 g/t Au over 1.0 m.

●
Follow-up drill results released on March 21st, 2019 included ER19-836: 0.97 g/t Au over 74.5 m (beginning at vertical depth of 58m). including 1.38 g/t Au over 24.0 m, and 1.38 g/t Au over 25.0 m With the completion of this drilling, the Company noted that Percival had been extended to over 400 m along a SW-NE strike length.

●
On May 15th, 2019, the Company announced an additional 1,767 m of new drilling at Percival which included highlight results ER19-839: 2.57 g/t gold over 14.5 m (vertical depth of 60 m), including 4.66 g/t Au over 7.0 m, and 9.40 g/t Au over 2.0 m. This intercept was prominent in that it demonstrated robust mineralization while also extending Percival 200 m east of the November 2018 discovery holes. With these results, the mineralized strike had been expanded to ~650m with an indication of convergence along the eastern extent.

●
On June 27th 2019, final assays from the winter 2019 drill program returned holes ER19-845 and ER19-846 collared 100 m and 150 m east of the Percival discovery holes, respectively. Both undercut mineralization intersected at higher intervals, establishing downward continuity of mineralization on these sections. Hole ER19-845 intersected two silicified breccia intervals (4.1 m of 1.63 g/t Au and 7.0 m of 3.15 g/t Au each at approximately 100 m vertically below similar breccias identified in hole ER18-837 (1.55 g/t Au over 11.0 m, vertical depth of 125 m, see press release March 21, 2019).

●
With the winter season subsiding, Eastmain commenced surface geophysics, geological mapping, trenching and sampling over 5 km strike of the KS Horizon in the spring of 2019. Testing focused on the KS Horizon beginning at Knight and continued eastwards towards known and untested new targets. Highlight results from channel sampling at Percival were announced on August 13th and included Channel F (2.07 g/t Au over 11 m), Channel G & G_a (3.33 g/t Au over 18 m, 3.69 g/t Au over 14 m) and P (1.96 g/t Au over 28 m).

●
In early August, Eastmain resumed drilling on targets along the KS Horizon with a focus on testing Percival and newly identified targets including Caradoc, located 1.7 km to the east of Percival. The Caradoc target is hosted in a banded iron formation (“BIF”), representing a new and unique host rock compared to those previously encountered at Percival. The Company completed limited testing on these targets with results expected to be announced in early 2020.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

●
Based on a variety of exploration initiatives including airborne geophysical surveys, surface sampling, mapping, extensive stripping and drilling on the Eleonore South Joint Venture (“ESJV”), the ESJV partners announced a large gold system discovery with high-grade veins. Eastmain and its partners completed 26 drill holes in the spring which focused on the Cheechoo tonalite and testing the Moni and Contact trends. Eastmain and its partners announced the results of this work in late 2019.

●
The Company intends to discuss with its partners 2020 exploration plans in the coming weeks with options including surface level testing, additional geophysics and/or diamond drill testing of targets along the claims.

Corporate Affairs & Finance

●
During the year ended October 31, 2019, the Company granted 838,873 Restricted Stock Units (“RSU”) to certain employees under its RSU Plan. These RSU vested immediately as they were taken in lieu of cash compensation.

●
In November 2018, 6,400,000 warrants with an exercise price of $0.50 expired unexercised.

●
In January 2019, 476,600 share purchase options with an exercise price of $0.15 and expiry date of January 28, 2024 were issued to management and certain employees of the Company. One-third of the options vested immediately, one-third vest on the first anniversary and one-third on the second anniversary.

●
On May 8, 2019, the Company completed a bought deal private placement for aggregate gross proceeds of approximately $3,189,000. Pursuant to the Offering, the Company issued an aggregate of 8,987,203 units (“Hard Units”) at a price of $0.135 per Hard Unit, 8,044,285 Quebec flow-through common shares of the Company (the “Quebec FT Shares”) at a price of $0.175 per Quebec FT Share, 1,064,500 federal flow-through common shares of the Company (the “Federal FT Shares”) at a price of $0.17 per Federal FT Share, and 1,646,900 charity flow-through units of the Company (“Charity FT Units”) at a price of $0.235 per Charity FT Unit (together with the Hard Units, Quebec FT Shares, Federal FT Shares, and Charity FT Units, the “Securities”). Each Hard Unit and each Charity FT Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitled the holder to acquire one common share of the Company for two years from the closing of the Offering at a price of $0.17.

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The net proceeds from the sale of the Hard Units will be used to fund the exploration and development of the Company’s Québec mineral concessions and for general corporate and working capital purposes. The gross proceeds received by the Company from the sale of the Quebec FT Shares, Federal FT Shares and common shares comprising, in part, the Charity FT Units, will be used to incur Canadian Exploration Expenses (“CEE”) that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada) and the Taxation Act (Quebec)) on the Company’s properties in Québec, which will be renounced to the subscribers with an effective date no later than December 31, 2019.

●
On August 8, 2019, the Company announced that it had reached an agreement with Benz to option the Eastmain Mine Project. The option agreement includes contingent cash payments of up to $2.5 million, exploration spending commitments of up to $3.0 million, milestone payments of up to $2.5 million and a 2% NSR royalty on all production after the first 250,000 ounces produced. Please refer to the Outlook and Exploration and Evaluation Expenditures section below for further details.

●
On October 23, 2019, the Company received 3,000,000 Benz shares valued at $270,000 and cash payment of $75,000 as per the option agreement.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

●
On October 24, 2019, the Company completed a private placement for aggregate gross proceeds of $2,749,892. Pursuant to the offering, the Company issued an aggregate of 5,765,772 units at a price of $0.12 per unit, 12,632,257 Quebec flow-through common shares of the Company at a price of $0.155 per Quebec flow-through share and 689,654 Federal flow-through common shares of the Company at a price of $0.145 per Federal flow-through share. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant). Each warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the offering at a price of $0.16.

●
In October 2019, 2,995,904 share purchase warrants with an exercise price of $0.16, expiring in October 2021, were issued as part of a private placement share issue.

●
On December 6, 2019, the Company appointed Blair Schultz, a director of the Company, as Interim President and Chief Executive Officer (“CEO”). This appointment followed the departure of Claude Lemasson as President and CEO and a director of the Company. The Board has formed an executive search committee to identify and hire a new CEO, and anticipates the position will be filled in the first half of the calendar year.

Exploration and Evaluation Activities

Eastmain owns a 100% interest in nine mineral properties and a 36.7% interest in one mineral property as summarized below. Over the trailing 12 month period, the Company completed exploration activities on the Clearwater and Éléonore South Properties.

All claims on all properties have been renewed or are otherwise in good standing as of October 31, 2019.

Eastmain Resources Properties in good standing in December 2019

Property	Claim units	Hectares
Clearwater (Eau Claire)	446	23,285
Eastmain Mine	152	8,014
Éléonore South JV (36.7%)	282	14,760
Lac Clarkie	597	31,473
Lac Hudson	8	408
Lac Lessard	47	2,476
Lidge	36	1,901
Radisson	175	9,043
Reservoir	136	7043
Ruby Hill (East and West)	268	14,125
Total	2,147	112,528

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Chisasibi
Radisson
Radisson
Wemindji
Eléonore Mine
Goldcorp
Eléonore South JV
3
Clearwater
1
Renard Mine
Stornoway
Eastmain Mine
2
Lac Lessard
Ruby Hill
James Bay
Eastmain
Lidge
Reservoir
Whabouchi Mine
Nemaska Lithium
Nemaska
Waskaganish
Lac Clarkie
Troilus Mine
Troilus Gold Corp.
Temiscamie
Mistissini
Route 167 Nord
All season road
JAMES BAY, QUEBEC

Key Projects

Clearwater Property (including the Eau Claire Project, the Percival, Knight-Serendipity Discovery & the Snake Lake Target)

Eastmain owns a 100% interest in the Clearwater property, host to the Eau Claire project, one of five known gold deposits in the James Bay region of Québec. The largest of these deposits is the Éléonore Gold Mine held by Les Mines Opinaca Ltée, a wholly-owned subsidiary of Newmont-Goldcorp, which is located only 57 km due north of Clearwater and had a 2019 production forecast of 400,000 ounces of gold.

The Clearwater property covers about 220 km2 of Archean geology similar to that underlying many of the major mining camps within the Canadian Shield. The most prevalent Archean gold deposits are associated with deep-seated regional structural breaks and deformation zones, often localized by the interaction of these structures with large intrusive bodies. Most gold production in these camps is derived from structurally-controlled, vein-hosted deposits in deformed and altered volcanic sequences.

With ready access and nearby infrastructure in the form of permanent roads and power, Clearwater is superbly located for potential future development. The project is situated approximately 800 km north of Montréal, 80 km north of a commercial airport at Nemiscau and less than 20 km northeast of Hydro Québec's EM-1 hydro-electric complex. The Eau Claire gold deposit is situated at the western end of the Clearwater property, 2.5 km from a Hydro Québec service road. A road accessible exploration base camp is located 5 km from the permanent road network. Drill roads access all areas of the Eau Claire project.

The Company’s objective is to establish Eau Claire as a high-grade gold mineral resource that will support a profitable, stand-alone mining operation with a minimum ten-year mine life, based on prevailing metal prices. With the Eau Claire PEA announced in mid-2018, the Company has fulfilled this objective by clearly demonstrating the merits and robust economic potential of the Eau Claire project. In light of this achievement, the Company is now focused on two key initiatives (1) advancing engineering, environmental and permitting at Eau Claire and (2) regional exploration initiatives across the greater Clearwater property.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Eau Claire Project

Located within the Clearwater property, the Eau Claire project is situated approximately one km north of a regional structural break which extends east-west for more than 100 km. Gold mineralization at the Eau Claire project is generally located within approximately EW-trending structurally-controlled, high-grade en-echelon quartz-tourmaline (QT) veins and adjacent altered wall rocks, as well as variable width ESE trending gold-bearing schist zones, or High Grade Schist (“HGS”) veins, of altered gold-bearing rock. HGS zones are aligned parallel to the host rock foliation and interpreted to parallel the southern or hanging-wall side of the deposit. Host rocks have been folded and deformed (sheared) through several deformation events. Both gold bearing vein sets may occur as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration halos which can measure up to several metres in thickness.

The deposit’s QT veins occur as two distinctly oriented vein sets known as the 450W and 850W zones which form a crescent-shaped body covering a footprint approximately 100 m wide, extending for about 1.8 km in lateral extent and to a vertical depth in excess of 900 m. The 450W and 850W zones outcrop on topographic highs and surface stripping has exposed several veins within the deposit. The 450W Zone vein set is interpreted to be oriented at N 85oE / 45o to 60oS, plunging steeply to the southeast, sub-parallel to an F2 fold axis. The 850 West Zone vein set is oriented N 60o E, dipping sub-vertically and plunging gently to the southwest.

2018 Mineral Resource & PEA: On May 23, 2018, Eastmain announced an updated Mineral Resource Estimate and the first-ever Preliminary Economic Assessment (PEA) on the Eau Claire project. The new resource reflected an additional 19 drill holes totaling 14,884 metres. These holes were completed between September and November 2017 and increased Eau Claire’s Mineral Resource Estimate by 62,000 oz at a grade of 6.9 g/t Au. Taking into account this addition, the updated Eau Claire Mineral Resource effective as of February 4, 2018 was as follows:

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

The announcement of the Eau Claire PEA represented a key milestone in that it provided the first-ever technical study assessing the project economics of developing a commercial mining operation at the Eau Claire gold deposit. The full Eau Claire PEA press release “Eastmain Announces Robust Preliminary Economic Assessment and Updated Mineral Resource Estimate at the Eau Claire Project” can be found at www.sedar.com (or at the following link);

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Key highlights from the Preliminary Economic Assessment (PEA) included:

Metal Price & FX Assumptions		Mining Assumptions
Gold Price Assumption	US$1,250	Mine Life	12 years
$US/$C	0.77:1	Daily Throughput (life of mine)	1,500 tpd
Project Economics		LOM Au Produced	951,000 oz
NPV5% (pre-tax)	C$381M	LOM Average Annual Production	79,200 oz/y
IRR (pre-tax)	32%	Average Annual Production (Yrs 1-10)	86,100 oz/y
NPV5% (after-tax)	C$260M
IRR (after-tax)	27%	Total Open Pit Tonnes Processed	OP: 1.64 Mt
Payback	3.1 years	Total Underground Tonnes Processed	UG: 4.76 Mt
Capital & Operating Cost Estimates		Total Tonnes Processed	Total: 6.40 Mt
Pre-Production Capex	C$175M
Sustaining Capex (life of mine)	C$108M	Avg. Open-Pit Head Grade (diluted)	OP: 3.78 g/t Au
Avg. LOM Total Cash Costs ($C)	C$632/oz	Avg. Underground Head Grade (diluted)	UG: 5.24 g/t Au
Avg. LOM Total Cash Costs ($US)	US$486/oz	Avg. Consolidated Head Grade (diluted)	4.86 g/t Au
AISC ($C)	C$746/oz
AISC ($US)	US$574/oz	Process Plant Recovery	95%

Production is forecast to come from two open pits in the initial three years of the mine life with a transition to underground mining commencing in year two. While the PEA reflected robust results, Eastmain has identified additional opportunities to further improve project economics. Beyond infill drilling to convert Inferred resources into M&I, the most significant opportunity is believed to be growth-focused exploration activities. With various prospective targets identified within a 20 km radius of the Eau Claire project, the Company believes that additional discoveries from surface and underground targets, could provide supplemental feed to support a larger production profile, enhance project economics and/or extend the current 12-year mine life.

Eastmain notes that the US$1,250/oz gold price assumption is conservative as the gold price has ranged up to US$1,570/oz in recent months. The Company is encouraged by recent strength in the price of gold which serves to further improve project economics. Were the Company to use a US$1,500/oz gold price assumption in the PEA, Eau Claire’s after-tax NPV5% and after-tax IRR would rise to C$397MM and 36%, respectively.

Eastmain filed the NI 43-101 Technical Reports for both the updated Mineral Resource Estimate and Preliminary Economic Assessment for the Eau Claire Project on the Company’s SEDAR profile page and on the Company’s website. Please refer to “Scientific & Technical Disclosure” and “Cautionary Note Regarding Forward-Looking Statements” for further details.

Percival Discovery & Knight-Serendipity Volcano-Sedimentary Horizon

With PEA-related drilling completed in early 2018, Eastmain shifted its focus towards reviewing and investigating new and existing exploration targets on the greater Clearwater land package. After completing prospecting and surface sampling programs in the summer of 2018, numerous targets were identified including very encouraging results obtained from the Knight-Serendipity Volcano Sedimentary Horizon (KS Horizon). The KS Horizon represents a volcano-sedimentary horizon which can be traced along a large regional fold and spans approximately 14km from the Knight target to Serendipity.

On the back of the summer program, diamond drilling commenced in the fall. In conjunction with this drill program, Eastmain announced the discovery of a new gold mineralized zone at Percival on November 13, 2018. The Percival discovery is located 14 km ESE of the Company’s million-ounce Eau Claire gold deposit and represents a new and distinct style of mineralization on the property. Highlight intervals include ER18-822: 1.46 g/t Au over 78.5 m (beginning at 16.5 m downhole), including 4.46 g/t Au over 8.2 m and ER18-823: 2.35 g/t Au over 87.0 m (beginning 28.0 m downhole), including 5.76 g/t Au over 6.0 m.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

With the benefit of the new geophysical work, the Company mobilized in early February to commence a follow-up 5,500 metre drill program on Percival and surrounding targets. The Initial assay results from this program were released in late February and included ER19-832: 1.86 g/t Au over 52.7 m (beginning 25 m downhole), including 4.89 g/t Au over 11.0 m zone and ER19-833: 1.84 g/t Au over 22.2 m (beginning 86 m downhole), including 13.4 g/t Au over 1.0 m.

Follow-up drill results released on March 21st, 2019 included ER19-836: 0.97 g/t Au over 74.5 m (beginning 45m downhole). including 1.38 g/t Au over 24.0 m, and 1.38 g/t Au over 25.0 m. With the completion of this drilling, the Company noted that Percival had been extended to over 400m along a SW-NE strike length.

On May 15th, 2019, the Company announced an additional 1,767 m of new drilling at Percival which included highlight results ER19-839: 2.57 g/t gold over 14.5 m (vertical depth of 60 m), including 4.66 g/t Au over 7.0 m, and 9.40 g/t Au over 2.0 m. This intercept was prominent in that it demonstrated robust mineralization while also extending Percival 200 m east of the November 2018 discovery holes. With these results, the mineralized strike had been expanded to ~650m with an indication of convergence along the eastern extent.

Final assays from the winter 2019 drill program returned holes ER19-845 and ER19-846 collared 100 m and 150 m east of the Percival discovery holes, respectively. Both undercut mineralization intersected at higher intervals, establishing downward continuity of mineralization on these sections. Hole ER19-845 intersected two silicified breccia intervals (4.1 m of 1.63 g/t Au and 7.0 m of 3.15 g/t Au each at approximately 100 m vertically below similar breccias identified in hole ER18-837 (1.55 g/t Au over 11.0 m, vertical depth of 125 m, see press release March 21, 2019).

With the winter season subsiding, Eastmain completed surface geophysics, geological mapping, trenching and sampling over 5 km strike of the KS Horizon in the spring of 2019. Testing focused on the KS Horizon beginning at Knight and continued eastwards towards known and untested new targets. Highlight results from channel sampling at Percival included Channel F (2.07 g/t Au over 11 m), Channel G & G_a (3.33 g/t Au over 18 m, 3.69 g/t Au over 14 m) and P (1.96 g/t Au over 28 m). In early August, Eastmain resumed drilling on targets along the KS Horizon with a focus on testing Percival and recently identified new targets such as Caradoc target, located 1.7km to the east of Percival, with results anticipated in early 2020.

The Company intends to focus its 2020 exploration program on its flagship Clearwater property. Efforts will be dedicated to advancing the Eau Claire deposit towards production while testing a variety of regional targets including the highly prospective targets at one or both of the Eau Claire deposit and along the Knight-Serendipity horizon.

Net of the impairments recognized at year-end, the Company’s net investment in the Clearwater property to October 31, 2019, is $57.5 million.

Éléonore South Joint Venture Property

Éléonore South is an exploration drilling-stage project which lies in the Opinaca geologic Sub-province of James Bay, Québec. The project is immediately south of and contiguous with the Éléonore property held by Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp, which hosts the multi-million-ounce Roberto gold deposit. The Éléonore South property is also located immediately west of and is contiguous with the Sirios Resources Inc. Cheechoo property.

Jointly held by Eastmain Resources Inc. (36.72%), Azimut Exploration Inc. (“Azimut”) (26.57%), and Les Mines Opinaca Ltée. (36.71%), the property consists of 282 mining claims covering 147 km2 of prospective land, contiguous with and underlain by the same rock formations as those found on Goldcorp’s Éléonore mine property. Éléonore mine geology is interpreted to extend on to the Éléonore South property.

In H2/2016-H1/2017, the JV partners agreed to undertake a $2 million work program, including 5,000 m of diamond drilling at the Éléonore South property. The 2016 program began in July 2016 with a mandate to test high-priority gold targets with detailed surface prospecting to increase the sampling density in seven target areas. The second phase of the program took place in early 2017 and included 14 (2,733 m) new drill holes. Assays from this drilling ranged from sub-1 g/t to over 38 g/t and included the highlight intercept of 4.88 g/t Au over 45.0 m (see press release dated March 2, 2017).

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

For the H2/2017-H1/2018 field season, the joint venture (JV) partners approved a $4 million work program. Eastmain’s share of the program was approximately $1.47 million, with all funding advanced to the JV by quarter-end. This program was double the previous year’s program and reflected the JV partners’ strong interest in further exploring the Éléonore South JV claims. Throughout 2017, a variety of exploration initiatives including geophysics, surface sampling, prospecting, mapping and drilling were completed by the end of the period and the JV partners announced a discovery of a high-grade gold-bearing vein system in the fall of 2017 at the Moni Prospect. This discovery was confirmed at surface by extensive channel sampling which results include 79.6 g/t Au over 4.25 m and 79.5 g/t Au over 5.87 m and boulder samples which returned assays from less than 1 g/t up to 1,500 g/t Au.

Diamond drilling continued in 2018 with a continued focus on the area extending from the Moni, Trench and 101 Prospect located approximately 400 m southwest of Moni. Drilling and other surface sampling activities commenced in early February and continued into Q2/2018.

In July 2018, Eastmain assumed operatorship of the Éléonore South property on behalf of its JV partners. Since assuming this role, the Company has staffed, opened and is now overseeing the Eleonore South camp and commenced the current Phase 2 (H2/2018) exploration program. The new program focused in the eastern section of the Contact Trend at Éléonore South, and successfully identified and extended the known gold mineralization. Drilling also intersected mineralization northwards from the Contact Trend into a more central portion of the Cheechoo tonalite, within the large gold bearing system which extends at least 2 km long, and 600-700 m wide. Results from this program were released in late 2019 and included highlight intercepts of 1.02 g/t Au over 92.0 m (Contact trend), including 7.36 g/t Au over 8.2 m, at 152 m vertical depth (ES19-157) and 7.44 g/t Au over 9.7 m (Contact trend), including 63.2 g/t Au over 0.8 m, at 111 m vertical depth (ES19-156).

Due to earlier impairment charges in fiscal 2014, the Company’s net remaining investment in the project to October 31, 2019, is $4.4 million.

Eastmain Mine Project

The Eastmain Mine Project hosts a high-grade, gold-copper deposit within an extensive volcanic formation (Mine Trend) which extends across the property for over 10 km on a northwest to southeast strike. The Mine Trend follows a very distinctive geological horizon (“Mine Package”), which is comprised of a strongly deformed and altered sequence of rhyolitic tuffs and mafic to ultramafic flows.

The Eastmain Mine gold deposit, a copper-gold-silver, sulphide-rich deposit, consists of three high-grade, gold-rich zones known as the, “A”, “B” and “C” Zones. The mine was developed and operated by MSV Resources in 1994. MSV mined approximately 100,000 tonnes of ore in 1995, producing 40,000 ounces at an average grade of 10.6 g/t Au.

The Company engaged P&E Mining Consultants Inc. (“P&E”) in calendar Q3 2017 to review and assess the historical Eastmain Mine resource and prepare a Mineral Resource Estimate using the NI 43-101 standard. Through review of historical drill data from previous operators who conducted exploration and mining activities, and the completion of a twin hole program of historical bore holes during Q4 2017-Q1 2018, the Company issued a new Mineral Resource Estimate for the Eastmain Mine Gold Deposit in January 2018. The 2018 Mineral Resource Estimate describes (i) Indicated Mineral Resources of 0.9 Mt at an average grade of 8.2 g/t Au containing 236,500 ounces of gold and (ii) Inferred Mineral Resources of 0.57 Mt at an average grade of 7.5 g/t Au containing 139,300 ounces of gold. The Mineral Resource Estimate technical report has been posted on the Company’s webpage and on Eastmain’s SEDAR profile page.

While the Company continues to view the past-producing Eastmain Mine as an attractive high-grade deposit with significant exploration potential, the Company elected to option the property on August 8, 2019 to Benz with key terms summarized as follows:

●
Eastmain granted an exclusive option to Benz to acquire an initial 75% interest in the Eastmain Mine Project (the "Option") following:

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

o
Payments to Eastmain of $2,500,000, of which up to $875,000 may be paid in common shares of Benz ("Payment Shares"), during a 4-year earn-in period (3,000,000 Benz shares received on October 23, 2019 value at $270,000 and cash payment of $75,000); and
o
Benz incurring expenditures of $3,500,000 on the Project over 4 years;
●
A milestone payment of $1,000,000 related to Benz obtaining project financing following the exercise of the Option, to complete the 100% earn-in;
●
A milestone payment of $1,500,000 related to commercial production following the exercise of the Option; and
●
NSR Royalty of 2% after the first 250,000 oz of production, with a buyback of 1% for $1,500,000, to be granted to Eastmain following exercise of the Option.

The Company’s net investment (inclusive of acquisition cost) in the Eastmain Mine project to October 31, 2019, is $6.2 million.

Exploration Project Pipeline

Lac Clarkie

The Lac Clarkie (“Clarkie”) property is located immediately to the east of the Clearwater property, host of the Eau Claire project. The Clarkie claims represent 31,473 ha and together with Clearwater, the two properties cover 51,614 ha (516 km2) of prospective greenstone belt in the Eastmain/Opinaca district of James Bay, Quebec. Eastmain staked the Clarkie claims in July 2016.

In 2017, Eastmain conducted a grassroots exploration program including a 3,552 line-km helicopter-borne magnetometer survey, till sampling program and prospecting. The preliminary survey delineates three distinct geological domains on the property which may host analogues to the Éléonore Gold Mine (Northern Sedimentary Basin), the Éléonore South JV (Central Intrusive Complex) and the continuation of the Cannard Deformation Zone (greenstone belt) from Clearwater onto Clarkie.

The Company’s net investment in the Clarkie Project to October 31, 2019, is $nil. In accordance with IFRS analysis of impairment, expenditures for Clarkie Project has been written-off until such time as economic conditions permit a reversal of the impairment.

Ruby Hill East and West

The Company holds a 100% interest in certain mineral properties comprising the Ruby Hill project, located within the Upper Eastmain River Greenstone Belt of Northern Québec. The project, which consists of two separate claim blocks, referred to as the Ruby Hill East and Ruby Hill West blocks, covers approximately 10,600 ha of prospective geology similar to the key Mine Trend horizon at the Eastmain Mine gold-copper Project.

Ruby Hill West straddles the western limb of the Upper Eastmain River Greenstone Belt approximately 30 km northwest of the Eastmain Mine Project. Previous exploration successfully identified several mineralized targets on both Ruby Hill properties, having a similar gold-silver-copper signature to the Eastmain Mine gold deposit as well as finding mineralization near an interpreted structural break at Ruby Hill West.

The Company’s net investment in the Ruby Hill project as at October 31, 2019, is $nil. In accordance with IFRS analysis of impairment, expenditures for Ruby Hill has been written-off until such time as economic conditions permit a reversal of the impairment.

Lac Lessard

The Company holds a 100% interest in the Lac Lessard project. Located 15 km northeast of the Eastmain Mine project, Lac Lessard consists of 47 claims in one claim block covering 2,476 ha. Airborne VTEM and magnetic surveys previously completed by the Company indicate that a large portion of the property is underlain by the Crete-du-Coq ultramafic intrusion, a prospective host to nickel, copper, platinum group metals and gold (Ni-Cu-PGM-Au). Nine drill holes intersected the Crete-du-Coq ultramafic intrusion returning values ranging from below detection to as high as 1.08% Ni and 0.31% Cu over 2.5 m. At this time, there has been insufficient exploration to define a mineral resource at this target.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

The Company’s net investment in the Lac Lessard project to October 31, 2019, is $nil. In accordance with IFRS analysis of impairment, expenditures for Lessard project has been written-off until such time as economic conditions permit a reversal of the impairment.

Reservoir

The Company holds a 100% interest in the Reservoir property which comprises 136 claims. The property covers approximately 7,043 ha, located in the Eastmain-Opinaca district of James Bay, Québec, approximately 60 km southwest of the Éléonore property held by Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp, and approximately 45 km west of the Eau Claire gold deposit. This project hosts a large copper-gold occurrence in albite-altered volcanic-sedimentary rocks, similar to those hosting multi-million-ounce past producing gold mines in Timmins, Ontario.

Reservoir straddles the regional structural/stratigraphic break dividing volcanic and sedimentary domains. This break represents an important ore localizing event throughout the region. Previous trenching and drilling confirmed there is a significant kilometric-scale mineralizing system at Reservoir.

The Reservoir property will be evaluated for further exploration in 2020. Due to previous impairment analysis under IFRS, the Company’s investment in Reservoir as at October 31, 2019 is recorded as $nil. Expenditures for Reservoir have been written-off until such time as economic conditions permit a reversal of the impairment.

Lac Hudson

The Company holds a 100% interest in Lac Hudson which is represented by eight claims totaling 408 ha. The claims are located immediately south of the Reservoir Project and 35 km west of Clearwater. Several gold and base metal occurrences have been detected in an iron formation on the property. The Lac Hudson property will continue to be evaluated in 2020.

The Company’s net investment in the Lac Hudson project as at October 31, 2019, is $nil. In accordance with IFRS analysis of impairment, expenditures for Lac Hudson have been written-off until such time as economic conditions permit a reversal of the impairment.

Radisson

The Company owns a 100% interest in Radisson which comprises 196 mineral claims covering approximately 10,129 ha located within the La Grande Greenstone Belt district of James Bay, Québec. The property straddles a structural and stratigraphic setting of similar age to the Éléonore property, held by Les Mines Opinaca Ltée, including a significant structural break which separates complex volcanic and sedimentary rocks. The Radisson property will be evaluated for further exploration in 2020.

Due to earlier impairment analysis under IFRS, the Company’s net investment in the project as at October 31, 2019 is $nil. Expenditures for Radisson have been written-off until such time as economic conditions permit a reversal of the impairment.

Lidge

The Company holds a 100% interest in Lidge, an early-stage exploration property located in a prospective geological regime within the James Bay District of Québec. High-density airborne magnetic surveys flown over Lidge in 2014 delineated several geophysical anomalies. No work is planned at the Lidge project in 2020.

The Company’s net investment in the project to October 31, 2019, is $nil. Under earlier IFRS impairment analysis expenditures for Lidge were written-down.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Going Concern

The Company is in the exploration stage and has not yet determined whether its exploration and evaluation assets contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of amounts shown for its exploration and evaluation assets are dependent upon the ability of the Company to obtain financing to complete exploration of its exploration and evaluation assets, the existence of economically recoverable reserves and future profitable production, or alternatively, upon the Company’s ability to recover its costs through a disposition of its exploration and evaluation assets. The amount shown for exploration and evaluation assets does not necessarily represent present or future value. Changes in future conditions could require a material change in the amount recorded for the exploration and evaluation assets.

The audited consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue operating for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration-stage company, the Company does not have any sources of revenue and historically has incurred recurring operating losses. At October 31, 2019, the Company had working capital of $1,098,392 (October 31, 2018 - $4,586,204) and shareholders’ equity of $67,374,058 (October 31, 2018 - $79,208,258). Management has assessed that this working capital and the proceeds of the recent financing are sufficient for the Company to continue as a going concern beyond one year. If the going concern assumption was not appropriate for the audited consolidated financial statements it would be necessary to restate the Company’s assets and liabilities on a liquidation basis.

Results of Operations

The Company does not earn any significant revenue from consolidated operations. Interest income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. From time to time, other income is derived from management fees and charges for the use of Company facilities by third parties.

Three months ended October 31, 2019, compared to the three months ended October 31, 2018:

●
Net loss for the quarter was $15,364,565 (2018 – loss of $71,303) a variance of $15,293,262.

●
Operating expenses, including non-cash impairments, were $20,611,961 (2018 - $463,308) a variance of $20,148,653. The variance is primarily due to the non-cash impairment of the Clearwater, Eastmain Mine, Lac Clarkie and Lac Lessard projects compared to no impairment for those projects in the comparative period.

~~●~~
Interest and other income was $13,666 (2018 - $(24,724)) a positive variance of $38,390. The income was recorded during the period for interest earned on cash balances.

●
The unrealized loss on marketable securities for the quarter was $46,370 (2018 – loss of $17,237) a variance of $29,133. The loss is attributable to a decrease in market values of the common shares in resource companies held by the Company detailed in Note 6 to the audited consolidated financial statements.

●
Premium income from flow-through common shares was $271,747 (2018 – $355,350) a variance of $83,603. The premium on flow-through common shares is calculated as being the difference between the price paid by investors for flow-through common shares and the fair-market price of the common shares. The premium is recorded as a liability and income is derived from premium amortization pro-rata to eligible expenditures incurred.

●
Deferred income tax recovery of $5,008,353 (2018 – recovery of $78,616) a variance of $4,929,737. Deferred income tax recovery/expense is largely affected by the amount of exploration expenditures, flow-through renunciation, and flow-through premium income and impairment charges recorded.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Twelve months ended October 31, 2019, compared to the twelve months ended October 31, 2018:

●
Net loss was $16,592,756 (2018 – loss of $2,507,495) a variance of $14,085,261.

●
Operating expenses, including non-cash impairments, were $23,214,546 (2018 - $3,248,700) a variance of $19,965,846. The variance is primarily due to the non-cash impairment of the Clearwater, Eastmain Mine, Lac Clarkie and Lac Lessard projects compared to no impairment for those projects in the comparative period.

~~●~~
Interest and other income was $68,413 (2018 - $34,282) a variance of $34,131. The income was recorded during the period for interest earned on cash balances.

●
The unrealized loss on marketable securities was $15,183 (2018 – loss of $147,477) a variance of $132,294. The loss is attributable to a decrease in market values of the common shares in resource companies held by the Company detailed in Note 6 to the audited consolidated financial statements.

●
The realized gain on marketable securities was $nil (2018 - $144,110) a variance of $144,110. The gain is attributable to the sale of marketable securities during the comparative period.

●
Premium income from flow-through common shares was $1,259,095 (2018 – $1,606,335) a variance of $347,240. The premium on flow-through common shares is calculated as being the difference between the price paid by investors for flow-through common shares and the fair-market price of the common shares. The premium is recorded as a liability and income is derived from premium amortization pro-rata to eligible expenditures incurred.

●
Deferred income tax recovery of $5,309,465 (2018 – expense of $896,045) a variance of $6,205,510. Deferred income tax recovery/expense is largely affected by the amount of exploration expenditures, flow-through renunciation, and flow-through premium income and impairment charges recorded.

Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	10/31/2019	7/31/2019	4/30/2019	1/31/2019
Interest / other income	$13,666	$12,912	$18,622	$23,213
Comprehensive income (loss)	$(15,364,565)	$(681,391)	$(338,975)	$(207,825)
Per share basic	$(0.0629)	$(0.0028)	$(0.0015)	$(0.0009)
Per share diluted	$(0.0629)	$(0.0028)	$(0.0015)	$(0.0009)
Trading range of shares
High	$0.20	$0.22	$0.16	$0.27
Low	$0.11	$0.10	$0.12	$0.13

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	10/31/2018	7/31/2018	4/30/2018	1/31/2018
Interest / other income	$24,724	$9,374	$10,913	$38,719
Comprehensive loss	$(71,303)	$(610,740)	$(765,231)	$(1,060,221)
Per share basic	$(0.0003)	$(0.0030)	$(0.0038)	$0.0054
Per share diluted	$(0.0003)	$(0.0030)	$(0.0038)	$0.0054
Trading range of shares
High	$0.22	$0.28	$0.31	$0.36
Low	$0.16	$0.19	$0.16	$0.28

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Significant charges included in the amounts above are as follows:

10/31/2019
Comprehensive net loss includes: impairment of exploration and evaluation assets of $20,395,851; share-based compensation of $41,564; an unrealized loss on marketable securities of $46,370; a premium on flow-through shares of $271,747; and a deferred income tax expense of $5,008,353.

7/31/2019
Comprehensive net loss includes: $63,014 for share-based compensation; impairment of exploration and evaluation assets of $31,965; an unrealized loss on marketable securities of $13,622; and a deferred income tax expense of $470,738.

4/30/2019
Comprehensive net loss includes: $65,229 for share-based compensation; impairment of exploration and evaluation assets of $9,595; an unrealized gain on marketable securities of $57,813; and a deferred income tax recovery of $312,633.

1/31/2019
Comprehensive net loss includes: $206,464 for share-based compensation; impairment of exploration and evaluation assets of $61,218; an unrealized loss on marketable securities of $13,004; a premium on flow-through shares of $443,999; and a deferred income tax recovery of $459,217.

10/31/2018
Comprehensive net loss includes: $164,037 for share-based compensation; impairment of exploration and evaluation assets of $21,907; an unrealized loss on marketable securities of $17,237; a premium on flow-through shares of $355,350; and a deferred income tax expense of $78,616.

7/31/2018
Comprehensive net loss includes: $80,676 for share-based compensation; impairment of exploration and evaluation assets of $49,713; an unrealized gain on marketable securities of $5,720; a premium on flow-through shares of $145,176; and a deferred income tax expense of $106,744.

4/30/2018
Comprehensive net loss includes: $98,083 for share-based compensation; impairment of exploration and evaluation assets of $102,023; a realized gain on marketable securities of $144,110, an unrealized loss on marketable securities of $166,013; a premium on flow-through shares of $379,496; and a deferred income tax expense of $301,958.

1/31/2018
Comprehensive net loss includes: $155,790 for share-based compensation; impairment of exploration and evaluation assets of $29,294; an unrealized gain on marketable securities of $30,053; a premium on flow-through shares of $726,313; and a deferred income tax expense of $565,959.

Risks and Uncertainties

The exploration, development and mining of mineral resources are highly speculative in nature and are subject to significant risks. In addition to the usual risks associated with an investment in a business at an early stage of development, management and the directors of the Company believe that, in particular, the following risk factors should be considered by prospective investors. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Capital Requirements

Eastmain will require significant capital in order to fund its operating costs, to service future indebtedness and to explore and develop any project. Eastmain has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. Eastmain will require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to Eastmain or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of Eastmain, the interests of shareholders in the net assets of Eastmain may be diluted. Any failure of Eastmain to obtain financing on acceptable terms could have a material adverse effect on Eastmain’s financial condition, prospects, results of operations and liquidity and require Eastmain to cancel or postpone planned capital investments.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Dependence on Mineral Exploration Projects

Any adverse development affecting the progress of Eastmain’s exploration projects such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and contractors, or securing supply agreements on commercially suitable terms, delays in completion of exploration plans for any reason, or failure of exploration activities to generate satisfactory results, may have a material adverse effect on Eastmain and its business or prospects.

Metal Prices and Exchange Rates

The development and success of any project of Eastmain will be primarily dependent on the future price of gold and other metals. Gold and base metal prices are subject to significant fluctuation and are affected by a number of factors, which are beyond the control of Eastmain. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other precious and base metals has fluctuated widely in recent years, and future serious price declines could cause any future development of and commercial production from Eastmain's properties to be impracticable. Depending on the price of gold and other metals, projected cash flow from planned mining operations may not be sufficient and Eastmain could be forced to discontinue any development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Eastmain's mining properties is dependent on gold and base metal prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and other metal prices could result in material write-downs of Eastmain's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Eastmain's possible future reserve estimates and its financial condition, declining commodity prices may impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain administrative expenses in the United States on a cash-call basis using US dollar currency converted from its Canadian dollar bank account held in Canada. Management believes the foreign currency risk derived from currency conversions is manageable and therefore, does not hedge its foreign currency risk.

Government Regulation, Permits and Licenses

Eastmain’s mineral exploration and potential development activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Many of the mineral rights and interests of Eastmain are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Eastmain will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained; Eastmain's activities may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Where required, obtaining necessary permits and licenses can be a complex, time consuming process and Eastmain cannot assure that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Eastmain from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of such mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Eastmain and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition

The mining industry is competitive in all of its phases. Eastmain faces strong competition from other exploration and mining companies in connection with the acquisition of properties producing or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Eastmain. As a result of this competition, Eastmain may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the financial condition and any future revenues and operations of Eastmain could be materially adversely affected.

Exploration, Development and Operational Risk

The exploration for, and development of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical, and government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Eastmain not receiving an adequate return on invested capital.

Eastmain does not currently operate a mine on any of its properties. There is no certainty that the expenditures made by Eastmain towards the search for, and evaluation of, mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of, gold and other precious or base metals. Such hazards and risks include unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Joint Venture Strategy

Eastmain’s business strategy includes advancing the ESJV (in which Eastmain is one of three joint venture parties) and continuing to seek new joint venture opportunities to develop the company’s existing properties and/or obtain new properties. The ability of the ESJV to conduct exploration activities depends upon the majority of the joint venture parties agreeing upon and funding the annual program.  In the event a majority of the ESJV parties do not agree, advancement of the ESJV activities may become stalled. In pursuit of new joint venture opportunities, Eastmain may fail to select appropriate joint venture partners or negotiate acceptable arrangements, including arrangements to finance such opportunities or, where necessary, integrate the acquired businesses and their personnel into Eastmain's operations. Eastmain cannot assure that it can complete any business arrangement that it pursues on favorable terms, or that any business arrangements completed will ultimately benefit Eastmain's business.

Reliance on Management and Key Employees

The success of the operations and activities of Eastmain is dependent to a significant extent on the efforts and abilities of its management, a relatively small number of key employees, outside contractors, experts and other advisors. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of its key employees, outside contractors, experts and other advisors. The loss of one or more of these persons, if not replaced, could adversely affect Eastmain’s operations and financial performance. However, Eastmain has commenced the implementation of formal programs for succession and training of management. While it does not have key person insurance on its key employees at this time, provisions have been implemented for replacement of key staff in the event of one or more are lost unexpectedly.

No Assurance of Titles, Boundaries or Approvals

Titles to Eastmain’s properties may be challenged or impugned by government action or other agencies, and title insurance is generally not available. Eastmain’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, Eastmain may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. Eastmain cannot assure that it will receive the necessary approval or permits to exploit any or all of its mineral projects in the future. The failure to obtain such permits could adversely affect Eastmain’s operations.

Environmental Risks and Hazards

All phases of Eastmain's operations are subject to environmental regulation in the jurisdiction in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company attempts to mitigate risk through the implementation of best practices related to safety protocols/procedures and the environment. Eastmain also relies on the efficient operation of safety and sanitation equipment onsite and regularly monitors and repairs this equipment as needed. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Eastmain's operations. Environmental hazards may exist on the properties in which Eastmain holds interests which are unknown to Eastmain at present and which have been caused by previous or existing owners or operators of the properties.

Uninsured Risks

Eastmain’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Eastmain's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Although Eastmain maintains insurance to protect against certain risks in such amounts as it considers commercially reasonable, its insurance will not cover all of the potential risks associated with its operations. Eastmain may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration is not generally available to Eastmain on affordable and acceptable terms. Eastmain might also become subject to liability for pollution or other hazards which may not be insured against or which Eastmain may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Eastmain to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Exploration and Evaluation Assets

The cost of exploration and evaluation is recorded on a property-by-property basis and deferred in the Company’s accounts, pending recovery, based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has an impairment policy, described in Note 3 to the annual audited consolidated financial statements for the year ended October 31, 2019, whereby the carrying amounts of exploration properties are reviewed for events or changes in circumstances that suggest that the carrying amount may not be recoverable. As at October 31, 2019, the Company’s carrying value of exploration and evaluation assets, net of recoveries and impairment charges was $68,120,719 (October 31, 2018 - $82,022,988).

Project expenditures for the year ended October 31, 2019
Project	Drilling & assay $	Technical surveys $	Project acquisition & maintenance $	Income tax credit $	2019 net expenditures $
Clearwater	2,808,118	2,657,868	77,396	(229,092)	5,314,290
Eastmain Mine	17,205	10,517	(322,281)	nil	(294,559)
Eléonore South JV	852,173	600,471	15,022	nil	1,467,666
Ruby Hill	nil	nil	23,263	nil	23,263
Lac Hudson	nil	nil	1,890	nil	1,890
Radisson	nil	1,342	18,054	nil	19,396
Lac Clarkie	nil	3,118	nil	nil	3,118
Other	nil	nil	61,296	nil	61,296
Total	3,677,496	3,273,316	(125,360)	(299,092)	6,596,360

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Cumulative acquisition, exploration and evaluation expenditures as at October 31, 2019

Project	Balance October 31, 2018 $	2019 net expenditures $	2019 Write-down $	Balance October 31, 2019 $
Clearwater	61,163,788	5,314,290	(8,976,605)	57,501,473
Eastmain Mine	17,212,711	(294,559)	(10,673,152)	6,245,000
Eléonore South JV	2,906,580	1,467,666	nil	4,374,246
Ruby Hill	nil	23,263	(23,263)	nil
Lac Hudson	nil	1,890	(1,890)	nil
Radisson	nil	19,396	(19,396)	nil
Lac Lessard	230,602	nil	(230,602)	nil
Lac Clarkie	509,307	3,118	(512,425)	nil
Other	nil	61,296	(61,296)	nil
Total	82,022,988	6,596,360	(20,498,629)	68,120,719

Project expenditures for the year ended October 31, 2018 Project	Drilling & assay $	Technical surveys $	Project acquisition & maintenance $	2018 net expenditures $
Clearwater	1,822,078	1,707,670	132,567	3,662,315
Eastmain Mine	480,000	537,474	15,299	1,032,773
Eléonore South	242,226	882,073	26,932	1,151,231
Ruby Hill	nil	8,048	33,002	41,050
Reservoir	nil	16,302	480	16,782
Lac Elmer	nil	1,595	465	2,060
Radisson	nil	14,398	47,187	61,585
Lac Lessard	nil	nil	120	120
Lac Clarkie	520	23,024	90,763	114,307
Other	nil	nil	81,460	81,460
Total	2,544,824	3,190,584	428,275	6,163,683

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Cumulative acquisition, exploration and evaluation expenditures as at October 31, 2018

Project	Balance October 31, 2017 $	2018 net expenditures $	2018 Write-down $	Balance October 31, 2018 $
Clearwater	57,501,473	3,662,315	nil	61,163,788
Eastmain Mine	16,179,938	1,032,773	nil	17,212,711
Eléonore South	1,755,349	1,151,231	nil	2,906,580
Ruby Hill	nil	41,050	(41,050)	nil
Reservoir	nil	16,782	(16,782)	nil
Lac Elmer	nil	2,060	(2,060)	nil
Radisson	nil	61,585	(61,585)	nil
Lac Lessard	230,482	120	nil	230,602
Lac Clarkie	395,000	114,307	nil	509,307
Other	nil	81,460	(81,460)	nil
Total	76,062,242	6,163,683	(202,937)	82,022,988

Liquidity

Working capital is a measure of both a company’s efficiency and its short-term financial health, which is calculated as current assets less current liabilities. The working capital ratio of current assets to current liabilities indicates whether a company has enough short-term assets to cover its short-term debt.

At October 31, 2019, the Company had current assets of $3,425,208, and current liabilities of $2,326,816 yielding a working capital of $1,098,392. The Company notes that the flow-through share premium liability which represents $503,495 of current liabilities balance is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2020. The Company maintains a high liquidity by holding cash balances in interest-bearing Canadian bank accounts. The high working capital ratio is a reflection of the Company’s operating cycle, which consists of obtaining funds through the issuance of shares, before engaging in exploration activities. The Company completed private placements for aggregate gross proceeds of approximately $5,938,902 and discussed in the corporate highlights – year ended October 31, 2019 section above.

The Company has no short or long-term debt.

At October 31, 2019, the Company held equity investments of $457,043 valued at fair market with initial maturities extending beyond one year. Funds-on-hand for future exploration costs are invested from time-to-time in money market funds, term deposits, and bonds or certificates of deposit with maturities matching the Company’s cash-flow requirements, which in management’s opinion, yield the greatest return with the least risk. Apart from certain securities received as a result of past company dealings, the Company’s policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors.

Prepaid and sundry receivables at October 31, 2019, were $339,035 which included recoverable sales taxes paid of $223,181 which are subject to verification and normally refunded within 60 to 90 days of the claim. Refunds of taxes are not considered a financial instrument since governments are not obligated to make these payments. Other accounts receivable and advances were $115,854.

At October 31, 2019, amounts payable and accrued liabilities were $1,096,891. Trade accounts are normally settled within 30 days. The balance includes a $280,000 accrual for flow-through financings reassessment from CRA. The Company and its tax advisors are currently filing objections to the CRA to vigorously contest the reassessment.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

During the year ended October 31, 2019, the Company received net proceeds $5,700,877 from the private placements completed in May 2019 and October 2019. During the same period, the Company spent $6,866,360 on claim acquisition, claim maintenance, and exploration and evaluation of mineral resource properties. Exploration expenditures are discretionary except for the flow-through commitments described below. As such, management believes the Company will have sufficient funds available to meet all of its flow-through obligations and cover its ongoing administrative and overhead costs for the foreseeable future.

The Company is reliant on equity markets over the long term to raise capital to fund its exploration activities. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Commitments

The Company issued common flow-through shares during May 2019 and October 2019, which require the Company to incur flow-through eligible expenditures of $4.03 million before December 31, 2020. As disclosed to investors, the funds raised are being used to fund exploration and development of the Company’s properties in Quebec. As at October 31, 2019, the Company had a remaining flow-through spending obligation of $1.97 million and the Company fully intends to satisfy its obligations by December 31, 2020.

Capital Resources

The Company, as is typical of junior exploration companies, has only a small investment in capital resources, which is comprised of $74,112 in computer equipment and field equipment of $403,396. The net book value at October 31, 2019, was $19,600.

Income Taxes

For tax year-ends after December 31, 2006, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire (ten years for losses in tax years ending prior to December 31, 2006). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its nature as a mineral exploration business, generates non-capital tax losses, which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life.

As at October 31, 2019, the Company has non-capital losses available for deduction of $23,514,618 which begin to expire in 2026, and unused capital losses of $379,582 which have no expiry date. In addition, the Company has Canadian exploration and development expenditures available to reduce future years’ taxable income of approximately $33,400,000. The tax benefit of these amounts may be carried forward indefinitely.

Income taxes on interim results have been estimated and apportioned at a reasonable approximation of the deferred income tax liability that will be applicable to the operating results for the full fiscal year.

Off-Balance-Sheet Arrangements

The Company has no off-balance-sheet arrangements.

Transactions with Related Parties

The Vice President Exploration of Eastmain is the President of OTD Exploration Services Inc. (“OTD”). During the year ended October 31, 2019, $217,580 was paid to OTD as related to professional geological exploration and management services (2018 - $199,000). At October 31, 2019, the amount due to OTD was $50,643 (October 31, 2018 - $35,356) related to a) his function as the Vice President, Exploration of Eastmain and to b) reimburse operating and exploration expenses incurred by OTD on behalf of the Company.

In addition, Eastmain signed a mobile equipment rental agreement with OTD in April 2017 for a period of 12 months at a monthly rate of $1,076 per month.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Remuneration of directors and key management personnel, other than consulting fees, of the Company was as follows:

	Year ended October 31, 2019 ($)	Year ended October 31, 2018 ($)
Salaries and benefits	894,216	864,617
Share-based compensation	299,099	411,097
Total	1,193,315	1,275,714

The Company considers its key management personnel to be the CEO and Chief Financial Officer (“CFO”).

Independent directors do not have any employment or service contracts but received remuneration for their work. Officers and directors are entitled to share-based compensation and cash remuneration for their services.

At October 31, 2019, the amount due to officers was $5,020 (October 31, 2018 - $18,943) and the amount due to directors was $3,143 (October 31, 2018 - $32,067).

Officer and directors of the Company purchased, on a net basis, 628,570 shares in the July 2018 financing. Officers and directors of the Company purchased 1,951,500 shares in the July 2019 financing. Officers and directors of the Company purchased 1,330,834 shares in the October 2019 financing.

The Company has a diversified base of investors. To the Company’s knowledge, no shareholder holds more than 10% of the Company’s common shares as at October 31, 2019.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of January 23 2020, there are 262,117,857 common shares outstanding; 12,869,933 options outstanding with a weighted average exercise price of $0.54, which would generate proceeds of $6,975,365, if exercised; and 14,280,615 warrants outstanding with a weighted average exercise price of $0.24, which if exercised would have generated proceeds of $3,471,924.

Critical Accounting Estimates

The preparation of these audited consolidated financial statements under IFRS requires management to make certain estimates, judgements and assumptions about future events that affect the amounts reported in the audited consolidated financial statements and related notes. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from those estimates and these differences could be material.

a)
Significant judgements in applying accounting policies

The areas which require management to make significant judgements in determining carrying values include, but are not limited to:

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Exploration and evaluation assets

In estimating the recoverability of capitalized exploration and evaluation assets, management is required to apply judgement in determining whether technical feasibility and commercial viability can be demonstrated for its mineral properties. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets to property and equipment, and subject to different accounting treatment. As at October 31, 2019, management deemed that no reclassification of exploration and evaluation assets was required.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to both positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement.

Examination by applicable tax authorities is based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

b) Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

Impairment of exploration and evaluation assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of value in use and fair value less costs to sell. Determining the value requires the Company to estimate future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. During the year ended October 31, 2019, the Company’s exploration and evaluation assets were written down by $20,498,629 (2018 - $202,937).

Where an impairment loss subsequently reverses, the carrying value of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, unless that amount exceeds the carrying value recorded prior to the recognition of the impairment loss, in which case the carrying value would be re-instated to its pre-impairment loss carrying value. A reversal of an impairment loss is recognized immediately in the audited consolidated statement of loss and comprehensive loss.

Management estimates of mineral prices, recoverable reserves, operating capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of net cash flow to be generated from its projects.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Share-based payments

The amount expensed for share-based payments is derived from the application of the Black-Scholes option pricing model, which is highly dependent on the expected volatility of the Company’s shares and the expected life of the options. The Company uses an expected volatility rate for its shares based on past trading data. Actual volatility may be significantly different. While the estimate of share-based payments can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company’s cash position or future cash flows.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Depreciation and impairment of property and equipment

The determination of the useful life of property and equipment is based on management estimates. Indicators of impairment are also subject to management’s estimates.

Estimation of restoration, rehabilitation and environmental obligations

Restoration, rehabilitation and environmental liabilities are estimated based on the Company’s interpretation of current regulatory requirements and constructive obligations. These estimates are measured at fair value, which is determined by the net present value of estimated future cash expenditures for the settlement of restoration, rehabilitation and environmental liabilities that may occur upon ceasing exploration and evaluation activities. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Management’s determination that there are currently no provisions required for site restoration is based on facts and circumstances that existed during the period.

Impairment Analysis

The Company reviews its projects on a quarterly basis for indications of impairment. In conducting its analysis at yearend, the Company identified certain projects and balances which were indicative of potential impairment due to challenging market conditions. As a result, the Company has elected to reduce the carrying value of certain project balances. The analysis performed considered a variety of factors including market valuations for similar assets, previous exploration results and the Company’s future exploration intentions at each of its assets. As a result the Company recognized impairments on Eastmain Mine, Clearwater, Lac Clarkie and Lac Lessard properties. At Eastmain Mine, the project was revalued to an amount consistent with the future cash flows expected to be received under the previously announced option agreement. At Clearwater, the project was revalued to remove previously capitalized expenditures on various targets which the Company does not intend to explore in the near term. At Lac Clarkie and Lac Lessard, the projects have been reduced to reflect the lower priority nature of these claims.

RSU Plan

Under the RSU Plan, selected employees are granted RSU where each RSU has a value equal to one Eastmain common share. RSUs are measured at fair value on the grant date. The fair value of RSUs are recognized as a charge to salaries and benefits over the vesting period with a corresponding increase in equity. RSUs expected to settle in cash are reclassified as a liability and valued at market while RSUs settled in shares are expensed during vesting. During the year ended October 31, 2019, the Company granted 838,873 RSUs to certain employees under its RSU Plan. These RSUs vested immediately and converted to common shares with a value of $125,831 as they were granted in lieu of cash compensation earned.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

New Accounting Standard Adopted

On July 24, 2014, the IASB issued the completed IFRS 9 - Financial Instruments ("IFRS 9") to come into effect on January 1, 2018 with early adoption permitted.

IFRS 9 includes finalized guidance on the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 largely retains the existing requirements in IAS 39 – Financial Instruments: Recognition and Measurement ("IAS 39"), for the classification and measurement of financial liabilities.

The Company adopted IFRS 9 in its audited consolidated financial statements on November 1, 2018. Due to the nature of its financial instruments, the adoption of IFRS 9 had no impact on the opening accumulated deficit balance on November 1, 2018. The impact on the classification and measurement of its financial instruments is set out below.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

●
It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss;

●
Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the unaudited condensed interim consolidated statement of loss and comprehensive loss for the period. Financial assets classified at amortized cost and financial liabilities are measured at amortized cost using the effective interest method.

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument:

Classification	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	FVTPL	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Advances received for exploration work	Other financial liabilities	Amortized cost
Flow-through share premium liability	Other financial liabilities	Amortized cost

The original carrying value of the Company's financial instruments under IAS 39 has not changed under IFRS 9.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Standard Issued but not yet Effective

On January 13, 2016, the IASB issued IFRS 16 - Leases ("IFRS 16"). The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 - Leases ("IAS 17"). This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. IFRS 16 substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided. The Company intends to adopt IFRS 16 in its financial statements for the period beginning on November 1, 2019. The Company is currently evaluating the impact of adoption and expects to report more detailed information in its consolidated financial statements.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk and the Company does not hold any asset-backed commercial paper. The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest-rate risk and commodity-price risk. The Company’s exposure to risk factors and their impact on the Company’s financial instruments are summarized below:

a) Fair value

Fair value represents the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. Fair-value estimates are based on quoted market values and other valuation methods.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, marketable securities, and receivables included in prepaid and sundry receivables. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with tier 1, insured and regulated Canadian banks from which management believes the risk of loss to be minimal. Financial instruments included in prepaid and sundry receivables consist of other receivables. Management believes that its concentration of credit risk, with respect to financial instruments included in prepaid and sundry receivables, is minimal.

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. In doing so, the Company actively works to maintain cash resources in excess of all current liabilities while prudently managing expenditures. As at October 31, 2019, the Company had current assets of $3,425,208 to settle current liabilities of $2,326,816. The Company notes that the flow-through share premium liability which represents $503,495 of current liabilities balance is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2020. All of the Company’s financial liabilities have contractual maturities of 30 days or less except flow-through liabilities which continue until December 31, 2020.

During the year ended October 31, 2019, the Company raised net proceeds $5,938,902 from the private placements completed in May 2019 and October 2019. In management’s opinion, there are sufficient funds to support the ongoing operating costs and discharge the Company’s financial commitments for the foreseeable future.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

d) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances, interest-bearing bank accounts and no debt. The Company’s current policy is to invest excess cash in investment-grade bonds, treasury bills, bankers’ acceptances and money market funds. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as at October 31, 2019.

Foreign currency risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain administrative expenses in the United States on a cash-call basis using US dollar currency converted from its Canadian dollar bank account held in Canada. Management believes the foreign currency risk derived from currency conversions is manageable and therefore, does not hedge its foreign currency risk.

Sensitivity analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a 3-month period:

i.
Cash and cash equivalents are subject to floating interest rates. The Company has no variable debt and receives low interest rates on its cash and cash equivalent balances. As such, the Company does not have significant interest rate risk.

ii.
As at October 31, 2019, all of the Company’s $457,043 investment in marketable securities is subject to market fluctuations. If the fair value of the Company’s investment in marketable securities had increased or decreased by 25%, with all other variables held constant, the comprehensive loss and equity for the year ended October 31, 2019, would have been approximately $114,000 higher or lower.

Contingencies

The Company can be subject to legal proceedings and claims which arise in the ordinary course of business including matters related to contracts, taxes, employment and workers' compensation claims and other matters. The Company is not aware of any claims filed.

Future Outlook

Over the past 36 months, Eastmain has focused on advancing a variety of initiatives across its project portfolio with the intention of creating shareholder value. Initial efforts focused on project development and included updated resource estimates and a PEA at Eau Claire. Work continued on permitting and environmental work for Eau Claire while exploration identified new discoveries including Percival and Caradoc (at Clearwater) and the Eleonore South JV. With key near-term catalysts and an improving gold price environment, the Company remains adequately funded with approximately $3.1million of cash on hand at the end of October 2019.

At our flagship Eau Claire Project on the Clearwater property, Eastmain continues to review a variety of initiatives to move the advance the project towards a development scenario. Key initiatives include commencing high-level engineering studies, planning baseline environmental studies, revisiting the 2018 PEA for potential optimization opportunities and conducting ongoing exploration to both extend the Eau Claire deposit while working to identify new mineralization across the claim package.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Reflecting on the Eau Claire PEA issued in May 2018, the study confirmed the robust economics of developing a commercial mining operation at the Eau Claire gold deposit. Highlights of the study included a 12-year mine life producing 950,000 gold ounces at total average cash costs of US$486/oz (AISC US$574/oz). Production was forecast to come from two open pits in the initial three years of the mine life with a transition to underground mining commencing in year two.

Assuming a US$1,250/oz gold price and 0.77:1 C$/US FX, the PEA indicated robust project economics including a C$260MM after-tax NPV5%, 27% after-tax Internal Rate of Return (IRR) and a payback of just over three years. With the price of gold in 2020 more recently rising to over US$1,500/oz, we note that a US$1,500/oz gold price assumption would lift Eau Claire’s after-tax NPV5% and after-tax IRR to C$397MM and 36%, respectively. The Company notes these results are exclusive of any optimization opportunities which are being considered and currently under review at this time.

Additional opportunities to further improve project economics are derived from growth-focused exploration activities. With various prospective targets identified within an 18 km radius of the Eau Claire project, the Company believes that additional near-surface discoveries could provide supplemental feed to support a larger production profile, enhance project economics and/or extend the 12 year mine life. To support this initiative, exploration continued at Clearwater along the Cannard Deformation Zone, which hosts Eau Claire, and the KS Horizon where the Percival discovery was located. During Spring-Summer 2019, exploration continued to focus on the KS Horizon targets which returned encouraging exploration results from preliminary drilling in late 2018 and 2019 (link) and addition follow-up drilling is considered for both Eau Claire and the KS Horizon.

At the Éléonore South JV, for which Eastmain is the Operator, the $3.5 million dollar work program by the joint venture partners for the April-August 2019 season was completed. Based on a variety of exploration initiatives including airborne geophysical surveys, surface sampling, mapping, extensive stripping and drilling, the ESJV partners announced a large gold system discovery with high-grade veins. Eastmain and its partners completed 26 drill holes in the spring focused on the Cheechoo tonalite and testing the Moni and Contact trends. Eastmain expects to release these results in the coming weeks. In addition, a summer 2019 surface exploration program that began in August with results released in late 2019. The Company is currently in discussion with its partners regarding next steps for the 2020 field season.

At the Eastmain Mine Project, major changes took place post-quarter end as Eastmain reached an agreement to option the property to Benz Mining. The option agreement includes contingent cash payments of up to $2.5 million, milestone payments of up to $2.5 million and a 2% NSR royalty on all production after the first 250,000 ounces produced. While Eastmain considers the Eastmain mine project to be highly prospective for exploration upside, the Company’s focus on the Clearwater and ESJV projects have made Eastmain Mine a lower priority. With $3 million of exploration spending committed by Benz, the option agreement allows Eastmain to participate in exploration upside and advancement towards production without any financial obligation.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the 2018 PEA was prepared under the supervision of Mr. Eugene J. Puritch, P. Eng. FEC, CET, President of P&E. Mr. Puritch is an independent Qualified Person as defined by NI 43-101 and has reviewed and approved the contents underlying the Preliminary Economic Assessment. The 2018 Eau Claire Mineral Resource Estimate has been prepared under the supervision of Allan Armitage, Ph.D, P.Geo of SGS (Canada) Geostat Inc. Allan Armitage, Ph.D, P.Geo is a “qualified person” within the meaning of NI 43-101, and has verified the data underlying the statements contained herein concerning the 2018 Mineral Resource Estimate. Further information concerning the 2018 Resource Estimate is contained in the press release of the Company entitled “Eastmain Announces Robust Preliminary Economic Assessment and Updated Mineral Resource Estimate at the Eau Claire Project” dated May 23, 2018 and posted to the Company’s profile on SEDAR at www.sedar.com and on the Company’s website (www.eastmain.com).

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

All disclosure of a scientific or technical nature herein concerning the 2018 Eastmain Mine Mineral Resource Estimate has been reviewed by Eugene Puritch, P.Eng, FEC, CET of P&E. Eugene Puritch is a “Qualified Person” within the meaning of NI 43-101, and has verified the data underlying the statements contained herein concerning the 2018 Eastmain Mine Resource Estimate. Further information concerning the 2017 Eastmain Mine Mineral Resource Estimate is contained in the press release of the Company entitled “Eastmain Announces Mineral Resource Estimate at Eastmain Mine Project; Reports Increase in Contained Ounces over Historic Estimate”, dated January 9, 2018, available on SEDAR and the Company’s website.

All other scientific and technical information contained herein has been prepared under the supervision of, and verified by, Bill McGuinty, Vice President Exploration of the Company. Mr. McGuinty is a “Qualified Person” within the meaning of NI 43-101.

Potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource at any Eastmain property other than the Clearwater and Eastmain Mine Projects, and it is uncertain if further exploration will result in any mineral resources being delineated as a mineral resource at these projects.

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the certifying officers have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures effectively provide reasonable assurance that information required to be disclosed, in reports the Company is required to file or submit under Canadian securities laws, was recorded, processed, summarized and reported within the appropriate time periods specified by those laws. The Company’s certifying officers, being the President and CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. The certifying officers also concluded that material information was accumulated and communicated to management of the Company, including the President and CEO and the CFO, as appropriate to allow timely decisions regarding disclosure.

Internal Controls over Financial Reporting

The Company’s President and CEO, and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and CEO and the CFO, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with IFRS. The Company’s internal control over financial reporting includes policies that:

a) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that the Company’s receipts and disbursements are made only in accordance with authorizations of management and the Company’s Directors; and

c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s unaudited condensed interim consolidated financial statements.

The Company’s management believes that its policies and procedures provide the best controls achievable under the constraints described above, subject to the limitations below.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Limitation of Controls and Procedures

The Company’s management including the President and CEO and the CFO believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. The inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more individuals or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and therefore there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the audited consolidated financial statements of the Company, delegates to management the responsibility for the preparation of the audited consolidated financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the consolidated financial statements.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the audited consolidated financial statements and MD&A and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the audited consolidated financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budgeted”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statements. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Forward-looking statements	Assumptions	Risk factors
Regardless of whether the Company discovers a significant gold deposit, its working capital of $1,098,392 at October 31, 2019 is anticipated to be adequate for it to continue operations for the twelve-month period ending October 31, 2020, and to meet all of its flow-through obligations (see “Going Concern” and “Liquidity”)

The operating and exploration activities of the Company for the twelve-month period ending October 31, 2020, and the costs associated there with, will be consistent with the Company’s current expectations; and equity markets, exchange and interest rates and other applicable economic conditions will be favorable to the Company

Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; changes in operating and exploration activities; changes in economic conditions; timing of expenditures

The Company’s projects may contain economic deposits of minerals (see “Company Overview”, “Exploration and Evaluation Activities” and “Future Outlook”)
The actual results of the Company’s exploration and development activities will be favorable; operating, exploration and development costs will not exceed the Company’s expectations; all requisite regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions are favorable to the Company; the quantities and grades of mineral resource estimates, and the assumptions underlying such estimates, are accurate; the price of applicable commodities and applicable interest and exchange rates will be favourable to the Company; no title disputes exist or will arise with respect to the Company’s projects; and the Company has or will obtain adequate property rights to support its exploration and development activities

Commodity price volatility; uncertainties involved in interpreting geological data and confirming title to acquired properties; inability to secure necessary property rights; the possibility that future exploration results will not be consistent with the Company’s expectations; risk factors set forth in technical reports prepared in respect of the Company’s properties from time to time; increases in costs; environmental compliance and changes in environmental and other applicable legislation and regulation; interest rate and exchange rate fluctuations; changes in economic and political conditions

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Forward-looking statements	Assumptions	Risk factors
The Company’s anticipated business plans, including costs and timing for future exploration on its projects and acquisitions of additional projects (see “Exploration and Evaluation Activities”, “Corporate Highlights –Year Ended October 31, 2019 and “Future Outlook”)

The exploration activities of the Company and the costs associated therewith, will be consistent with the Company’s current expectations; equity markets, exchange and interest rates and other applicable economic conditions will be favorable to the Company; the quantities and grades of mineral resource estimates, and the assumptions underlying such estimates, are accurate; financing will be available for the Company’s exploration and development activities on favorable terms; the Company will be able to retain and attract skilled staff; all applicable regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company; the Company will not be adversely affected by market competition; the price of applicable commodities will be favorable to the Company; no title disputes exist or will arise with respect to the Company’s properties; the Company has or will obtain adequate property rights to support its exploration and development activities; and the Company will be able to successfully identify and negotiate new acquisition opportunities

Commodity price volatility; changes in the condition of debt and equity markets; timing and availability of external financing on acceptable terms may not be as anticipated; the uncertainties involved in interpreting geological data and confirming title to acquired properties; inability to secure necessary property rights; the possibility that future exploration results will not be consistent with the Company’s expectations; risk factors set forth in technical reports prepared in respect of the Company’s properties from time to time; increases in costs; environmental compliance and changes in environmental and other applicable legislation and regulation; interest rate and exchange rate fluctuations; changes in economic and political conditions; the Company may be unable to retain and attract skilled staff; receipt of applicable permits is subject to governmental and/or regulatory approvals; the Company does not have control over the actions of its joint venture partners and/or other counterparties

Eastmain Resources Inc.
Management’s Discussion & Analysis
Year Ended October 31, 2019
Discussion Dated January 23, 2020

Forward-looking statements	Assumptions	Risk factors
Management’s outlook regarding future trends and exploration programs (see “Corporate Highlights – Year Ended October 31, 2019”, “Exploration and Evaluation Activities” and “Future Outlook”)
The exploration activities of the Company and the costs associated therewith, will be consistent with the Company’s current expectations; financing will be available for the Company’s exploration and operating activities; the quantities and grades of mineral resource estimates, and the assumptions underlying such estimates, are accurate; the price of applicable commodities will be favorable to the Company; the actual results of the Company’s exploration and development activities will be favorable; management is aware of all applicable environmental obligations

Commodity price volatility; changes in the condition of debt and equity markets; interest rate and exchange rate fluctuations; changes in economic and political conditions; the possibility that future exploration results will not be consistent with the Company’s expectations; risk factors set forth in technical reports prepared in respect of the Company’s properties from time to time; changes in environmental and other applicable legislation and regulation

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also refer to those risk factors identified or otherwise indirectly referenced in the “Risks and Uncertainties” section above. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements contained in this MD&A, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary note. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Subsequent Event

On December 6, 2019, the Company appointed Blair Schultz, a director of the Company, as Interim President and CEO. This appointment followed the departure of Claude Lemasson as President and CEO and a director of the Company. The Board has formed an executive search committee to identify and hire a new CEO, and anticipates the position will be filled in the first half of the calendar year.